EXHIBIT 12.2

IKON OFFICE SOLUTIONS, INC.

RATIO OF EARNINGS TO FIXED CHARGES (EXCLUDING CAPTIVE FINANCE SUBSIDIARIES)

(dollars in thousands)

	Fiscal Year Ended September 30
	2003	2002	2001	2000	1999
Earnings
Income from continuing operations	$17,932	$40,147	$(79,276)	$(53,483)	$(51,437)
Add:
Provision for income taxes	14,703	12,296	(3,868)	7,388	(7,378)
Fixed charges	81,299	90,108	109,202	104,211	103,085

Earnings, as adjusted (A)	113,934	142,551	26,058	58,116	44,270

Fixed charges
Other interest expense including interest on capital leases	49,033	54,389	69,373	69,821	71,225
Estimated interest component of rental expense	32,266	35,719	39,829	34,390	31,860

Total fixed charges (B)	$81,299	$90,108	$109,202	$104,211	$103,085

Ratio of earnings to fixed charges (A) divided by (B)	1.4	1.6	0.2	0.6	0.4